July 2, 2002
FILED PURSUANT TO
RULE 424 (B) (3)
REGISTRATION NO: 333-74256

Dear Investor:

I want to take this opportunity to update you on the status of our common stock offering. To date we have raised $10.5 million and expect to achieve the $12 million maximum threshold well in advance of the stated August 12, 2002 termination date of the offering. We have obtained all necessary regulatory approvals except for the approval of the Federal Reserve, which we expect to get soon. We look forward to opening United Commercial Bank during the third quarter and providing customers with top quality service.

We are happy to announce that both the Georgia Department of Banking and Finance and the Federal Deposit Insurance Corporation have approved Bob McMahan to serve on the bank’s Board of Directors. Mr. McMahan, who has over 20 years of experience in the banking industry, will also be added to the holding company’s Board of Directors as a Class III director whose term expires in 2004. He intends to purchase 25,000 shares of common stock in the offering and will be given an equal number of warrants on the same terms as the warrants granted to our organizers. Attached to this letter is certain biographical information regarding Mr. McMahan.

In another development, we have applied to the Georgia Department of Banking and Finance to use the trade name “Atlanta Commercial Bank” for the bank. We believe that this trade name embodies our strategy of focusing on the business market.

Finally, on behalf of our management team let me say how much I appreciate your continued interest in UCB Financial Group, Inc. and United Commercial Bank (In organization). Please do not hesitate to let us know if you have any questions or if we can be of service. I can be reached at 678-742-9991 or call Adam Taylor with any stock inquiries at 678-742-9990 ext. 232.

Best regards,

Ronnie L. Austin
President

Information Regarding Robert C. McMahan

The following table sets forth, with respect to Robert C. McMahan:

•	his name, address, and age at June 18, 2002;

•	his principal occupation;

•	his positions held with UCB Financial Group, Inc. and to be held with United Commercial Bank;

•	the number of shares of common stock he intends to purchase in the offering; and

•	the percentage of the minimum number of 1,000,000 shares and the maximum number of 1,200,000 shares that such number will represent.

Name and Address (Age)	Principal Occupation	Position(s) with the bank and UCB	Number of Shares	Minimum/ Maximum Percentage Of Outstanding Shares
Robert C. McMahan (62) 725 Registry Lane Atlanta, GA 30342	Investments	Director	25,000	2.50%/2.08%

Additional information about Mr. McMahan follows:

Robert C. McMahan -
Since December 1994 Mr. McMahan has served as the President and owner of Golden Point Group, Inc., a private investment company. Prior to that he served from November 1993 to November 1994 as interim President of Fernbank, Inc., which operates a museum of natural history in Atlanta, Georgia. From 1969 through 1993 Mr. McMahan was employed by Decatur Federal Savings & Loan Association (and by First Union National Bank of Georgia when it acquired Decatur Federal in January 1993). He served in various capacities during this time including as Chairman and CEO of Decatur Federal. Mr. McMahan serves as a director of Cotton States Insurance.

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